                                    FORM 11-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
    OF 1934

                  For the fiscal year ended September 30, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
    OF 1934

               For the transition period from _______ to _________

                  Commission file numbers 1-2116 and 333-32530



                   RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                            (Full title of the Plan)



                        ARMSTRONG WORLD INDUSTRIES, INC.
                            ARMSTRONG HOLDINGS, INC.
               2500 Columbia Avenue Lancaster, Pennsylvania 17604
           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                                                                        Page No.
                                                                        --------

Item 1. Independent Auditors' Report                                           4
        ----------------------------

Item 2.  Statements of Net Assets Available for Benefits                       5
         -----------------------------------------------
         September 30, 2001 and 2000

Item 3. Statements of Changes in Net Assets Available for Benefits             6
        ----------------------------------------------------------
         Years ended September 30, 2001 and 2000

Notes to Financial Statements                                               7-15

Schedule H, line 4i - Schedule of Assets (Held at End of Year)                16


Exhibits
---------
         Consent of Independent Auditors                                      17

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the committee constituting the administrator which administers the plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                    RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                    OF ARMSTRONG WORLD INDUSTRIES, INC.


March 28, 2002      By: /s/: Matthew J. Angello
                    ----------------------------

                    Matthew J. Angello Vice-Chairman of the Retirement Committee

                          Independent Auditors' Report
                          ----------------------------

The Retirement Committee
Armstrong World Industries, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Retirement Savings and Stock Ownership Plan of Armstrong World Industries, Inc. as of September 30, 2001 and 2000 and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended September 30, 2001. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Retirement Savings and Stock Ownership Plan of Armstrong World Industries, Inc. as of September 30, 2001 and 2000 and the changes in net assets available for benefits for each of the years in the two-year period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP

March 26, 2002
Philadelphia, Pennsylvania

                 THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                 Statements of Net Assets Available for Benefits
                           September 30, 2001 and 2000


                                                                   September 30,
                                                                   -------------

                                                             2001               2000
                                                             ----               ----
Assets:
   Investments in master trust:
     Cash equivalents:
        Fidelity Retirement Money Market Portfolio         $  4,879,049       $  5,903,335
     Shares of registered investment companies:
        Fidelity Magellan Fund                               66,064,766         99,533,958
        Fidelity Low-Priced Stock Fund                        2,245,552          1,139,349
        Fidelity OTC Portfolio                               11,979,688         29,287,077
        Fidelity Asset Manager Fund                           6,103,802          7,494,869
        Fidelity Asset Manager:  Income Fund                  2,175,824          2,405,225
        Fidelity Asset Manager:  Growth Fund                  7,937,297         10,448,524
        Fidelity Overseas Fund                                1,151,667          1,754,028
        MAS Trust Value Portfolio                             1,335,228            520,260
        MAS Trust Mid Cap Value Portfolio                     4,073,290          3,933,053
        Spartan US Equity Index Fund                         42,225,508         66,151,241
        Morgan Stanley Global Value Equity Portfolio          1,607,319          1,407,849
    Fixed income investment contracts:
        Fidelity Interest Income Fund                       122,306,844        122,783,409
    Armstrong Common Stock                                    2,824,550          4,936,531
    Participant loans                                         3,245,942          3,827,934
                                                           ------------       ------------
                                                            280,156,326        361,526,642
  Investments in employee stock ownership funds:
    Cash equivalents                                            118,445          1,243,824
    Allocated Armstrong Common Stock                          7,772,629         32,441,075
    Unallocated Armstrong Common Stock                        5,218,532         27,932,759
                                                           ------------       ------------
                                                             13,109,606         61,617,658

    Employer contributions receivable                                --            303,982
    Interest receivable                                             351              6,030
                                                           ------------       -------------

            Total assets                                    293,266,283        423,454,312
                                                           ------------       ------------
Liabilities:
  Guaranteed ESOP notes                                     142,158,150        142,158,150
  Loans due plan sponsor                                             --         39,864,575
  Interest and tax penalty                                   15,458,029                 --
  Accrued interest                                           23,428,090          3,688,334
                                                           ------------       ------------
            Total liabilities                               181,044,269        185,711,059
                                                           ------------       ------------
    Net assets available for benefits                      $112,222,014       $237,743,253
                                                           ============       ============

See accompanying notes to the financial statements.

                 THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
           Statements of Changes in Net Assets Available for Benefits
                     Years Ended September 30, 2001 and 2000

                                                        Year Ended September 30,
                                                        ------------------------
                                                        2001                2000
                                                        ----                ----
Additions to net assets attributed to:
     Employee contributions                          $  14,030,407        $  19,030,119
     Employer contributions, match                       2,721,561           13,582,859
     Employer contributions, loan forgiveness           39,864,575                   --
                                                     -------------        -------------
                                                        56,616,543           32,612,978

     Dividends                                           7,014,324           24,586,821
     Interest                                            7,766,751            7,827,032
     Realized gain on investments, net                          --            9,438,878
                                                     -------------        -------------
                                                        14,781,075           41,852,731
                                                     -------------        -------------

           Total additions                              71,397,618           74,465,709
                                                     -------------        -------------
Reduction in net assets attributed to:
     Benefits paid to participants                      34,567,234           37,075,307
     Interest expense                                   19,757,800           13,541,861
     Interest and tax penalty                           15,458,029                   --
     Realized loss on investments, net                   4,117,739                   --
     Unrealized depreciation of investments            113,577,437          151,108,227
     Transfers to other employee benefit plans           9,440,618            7,519,393
                                                     -------------        -------------

           Total reductions                            196,918,857          209,244,788
                                                     -------------        -------------

     Net (decrease)                                   (125,521,239)        (134,779,079)

Net assets available for benefits:
     Beginning of year                                 237,743,253          372,522,332
                                                     -------------        -------------

     End of year                                     $ 112,222,014        $ 237,743,253
                                                     =============        =============

 See accompanying notes to the financial statements.

                 THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                          Notes to Financial Statements

(1)  Summary of Significant Accounting Policies
     ------------------------------------------

     (a) Basis of Presentation
         ---------------------
         The accompanying financial statements have been prepared on the accrual basis.

         The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates recorded.

     (b) Investments in Master Trust
         ---------------------------
         The money market portfolio is stated at cost, which approximates fair value. The interest income fund is comprised of guaranteed interest rate contracts within the Master Trust which are fully benefit responsive; and therefore are reflected at contract value plus credited interest in the financial statements. The value of the participant loans represents the unpaid principal of employee loans. The value of all other investments is based on quoted market price.

         Securities transactions are recognized on the settlement date (the date on which payment for a buy or sell order is made or received), since adjustment to a trade-date basis would not be material. Dividend income is recorded on the ex-dividend date.

         Realized gains and losses on investments are determined by the average cost method.

         Employee Stock Ownership Funds
         ------------------------------
         Investments in the Employee Stock Ownership Funds represent shares of Armstrong Holdings, Inc. common stock valued at quoted market price. Cash equivalents are stated at cost, which approximates fair value.

     (c) Expenses
         --------
         All legal, accounting and administrative expenses associated with Plan operations are paid by Armstrong World Industries, Inc. ("Armstrong")


(2)  Plan Description
     ----------------
     The Retirement Savings and Stock Ownership Plan of Armstrong World Industries, Inc. ("the Plan") is a defined-contribution plan established for the purpose of providing participants a means for long-term savings intended for the accumulation of retirement income. The Plan is comprised of two parts--Retirement Savings Plan and Employee Stock Ownership Plan
     (ESOP). Each part has its own set of participant accounts and investment funds. On December 6, 2000 Armstrong filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in Wilmington, DE in order to use the court-supervised reorganization process to achieve a resolution of its asbestos liability. On December 6, 2000 Armstrong filed a motion with the bankruptcy court to allow Armstrong to continue making contributions to the Plan. The motion was approved by the bankruptcy court. Management does not anticipate that Armstrong's bankruptcy filing will have an adverse impact on the operations of the Plan.

                 THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

     (a) Retirement Savings
         ------------------
         Separate balances are maintained for contributions made by or on behalf of a participant. The balances in each fund reflect the participants' contributions together with dividends, interest, other income, and realized and unrealized gains and losses allocated thereon.

         Each participant may have up to five accounts that make up the participant's total balance:

                Sheltered account - Participants may contribute from 1% to 15%
                -----------------
                of before-tax compensation as deferred compensation, as permitted under Section 401(k) of the Internal Revenue Code.

                Standard account - Participants may contribute from 1% to 10% of
                ----------------
                after-tax compensation.

                Rollover account - Participants may invest any untaxed amounts
                ----------------
                rolled over from another tax-qualified, employer-sponsored plan.

                Retirement savings match account - This account holds any cash
                --------------------------------
                match amount contributed by Armstrong beginning in December 2000. Armstrong contributed an amount equal to 50% of the exchange contributions made by each participant during the stock ownership allocation period ending December 13, 2000. Effective for pay periods ending on or after March 1, 2001, Armstrong contributes an amount equal to 50% of the first 6% of each participant's sheltered account contributions. This account also holds any amount contributed by Armstrong before cash matching contributions were discontinued in 1990 (formerly referred to as the Old Match account), prior to the reinstatement of the cash match in December 2000.

                Tax-deductible account (MIRA) - This account holds any
                -----------------------------
                contributions made to the Plan before January 1, 1987. No new contributions can be made to this account.

         Participants have an immediate 100% vested interest with respect to their contributions and are fully vested with regard to any Armstrong contributions in the retirement savings match account attributable to matching contributions made before December 1, 2000. Participants have a 100% vested interest in amounts contributed to their retirement savings match account made on or after December 1, 2000 upon completion of five years of service.

     (b) Stock Ownership
         ---------------
         The ESOP portion of the Plan has three accounts maintained for each member for contributions and allocations of shares of Armstrong common stock from the Unallocated Armstrong Common Stock Fund.

         Participants who elect to reduce their before-tax compensation in amounts ranging from 1% to 6% have these contributions credited to an Exchange Account. Contributions to the Exchange Account were invested in Armstrong common stock. The Plan matched a portion of the contributions made to the Exchange Account with additional shares of Armstrong common stock. The matching amounts were recorded in participants' Match Accounts. The match percentage, either 50% or 75%, was determined by the closing stock price on the last day of the allocation period. For the allocation periods ended in December 1999 and June 2000 there was a 50% fixed match on employee Exchange Account contributions. Effective December 1, 2000, all contributions and allocations to the Exchange Account ceased.

                 THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

         Eligible participants also received shares of Armstrong common stock in their Equity Account. The Equity Account was intended to provide a source of funds to replace certain retiree medical benefits which were phased out in conjunction with the adoption of the ESOP. Effective December 1, 2000, all allocations to the Equity Account ceased.

         Participants have an immediate 100% vested interest in the full value of their Exchange Account. Interest in the Equity and Match Accounts vest after five years of service.

(3)  Investments in Master Trust
     ---------------------------

     (a) Retirement Savings Funds
         ------------------------
         Assets are held in a Master Trust administered by Fidelity Management Trust Co., as Trustee, and are segregated into fourteen investment options.

         The following is a brief description of the investment funds to which Plan participants may elect to allocate their contributions. Participants should refer to fund prospectuses for more complete information regarding the investment funds.

             1. Spartan US Equity Index Fund - This fund is principally a portfolio of common stocks constructed and maintained with the objective of providing investment results which approximate the overall performance of the common stocks included in the Standard & Poor's Composite Index of 500 stocks.

             2. Fidelity Magellan Fund - This fund invests in common stocks of companies having substantial growth prospects as determined by independent investment managers.

             3. Fidelity Low-Priced Stock Fund - This fund seeks capital appreciation through investments primarily in U.S. and foreign low-priced stocks that may be undervalued, overlooked or out of favor.

             4. Fidelity Retirement Money Market Portfolio - This fund invests in short-term (less than one year maturity) fixed income instruments such as U.S. Treasury Bills, bank certificates of deposit, and high grade commercial paper.

             5. Fidelity Interest Income Fund - Prior to May 15, 2001, contributions to this fund were invested in the general accounts of insurance companies and were credited at contracted interest rates. Invested principal and accumulated interest amounts were guaranteed against loss by the insurance company. Crediting interest rates were reset periodically during the plan year. At September 30, 2001, the interest rates ranged between 4.22% and 10.62%. At September 30,
                  2000, the interest rates ranged between 4.73% and 7.58%. The average yields at September 30, 2001 and September 30, 2000,
                  were 7.31% and 6.25%, respectively.   Beginning May 15, 2001,
                  contributions to this fund are invested in the Fidelity Managed Income Portfolio II (MIPII) fund. Fidelity is transferring all existing participant monies in the Interest Income Fund to the MIPII fund as contracts mature or are liquidated. Fidelity expects this action to be completed by the end of 2002. MIPII is a commingled pool of the Fidelity Group Trust for 401(k) plans which is comprised of high-quality fixed income investment contracts.

             6. Morgan Stanley Global Value Equity Portfolio - This fund invests in a diversified selection of stocks throughout the world, after a detailed analysis by local country investment experts. It seeks to increase the value of the investment over the long term through growth of capital.

                 THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

             7. Armstrong Common Stock - Amounts invested in this fund, along with dividend earnings thereon, are invested in Armstrong common stock. Common stock shares held by the fund at September 30, 2001 and 2000 were 1,034,634 and 413,514, respectively. On May 1, 2000, Armstrong Holdings, Inc. acquired the stock of Armstrong World Industries, Inc. An indirect holding in Armstrong World Industries, Inc. makes up substantially all of the assets of Armstrong Holdings, Inc. As of December 19, 2000, the Plan was amended to eliminate this investment option effective with contributions made on or after December 27, 2000 and transfers processed on or after January 1, 2001.

             8. Fidelity Overseas Fund - This fund invests in securities of issuers whose principal business activities are outside the U.S. Investments may include common stock and securities convertible into common stock, as well as debt instruments.

             9. Fidelity OTC Portfolio - This fund invests in securities traded in the over-the-counter securities market with the objective of maximizing capital appreciation. Over-the-counter securities include common and preferred stocks, securities convertible into common stock, warrants, and debt instruments.

             10. Fidelity Asset Manager Fund - This is an asset allocation fund which invests in a portfolio of stocks, bonds, and short-term instruments. The fund has a balanced investment strategy with a goal of high total return with reduced risk over the long term.

             11. Fidelity Asset Manager: Income Fund - This is an asset allocation fund which invests in a diversified portfolio of stocks, bonds, and short-term instruments. The fund has an investment strategy focusing on bonds and short-term instruments to achieve a high level of current income and capital preservation.

             12. Fidelity Asset Manager: Growth Fund - This is an asset allocation fund invested in a diversified mix of stocks, bonds, and short-term instruments. The fund's investment strategy is an aggressive one emphasizing stocks with the goal of maximum total return over the long term.

             13. MAS Trust Mid Cap Value Portfolio - This fund invests in undervalued common stocks of mid-sized companies with a strong potential for increase in share price. It seeks to provide above-average long-term returns.

             14. MAS Trust Value Portfolio - This fund seeks to provide above average long-term returns by investing mostly in common stocks of large companies that are considered undervalued.

         Participant loans represent the unpaid principal balances of loans made by Plan participants in accordance with established loan provision guidelines.

                 THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

         The following table presents the cost and estimated fair values of the investments in securities of the Master Trust at September 30, 2001 and
         2000:
                                             September 30, 2001               September 30, 2000          Unrealized
                                             ------------------               ------------------
                  Investment                Cost         Fair Value         Cost         Fair Value      Depreciation
                  ----------                ----         ----------         ----         ----------      ------------
         Spartan US Equity
         Index Fund                      $ 29,120,662     $ 42,225,508   $ 31,484,347    $ 66,151,241     $(21,562,048)
         Fidelity Magellan Fund            62,092,013       66,064,766     64,330,330      99,533,958      (31,230,875)
         Fidelity Low-Priced
         Stock Fund                         2,367,175        2,245,552      1,245,060       1,139,349          (15,912)
         Fidelity Retirement
         Money Market Portfolio             4,879,049        4,879,049      5,903,335       5,903,335               --
         Fidelity Interest Income
         Fund                             122,306,844      122,306,844    122,783,409     122,783,409               --
         Morgan Stanley Global
         Value Equity Portfolio             2,046,026        1,607,319      1,615,085       1,407,849         (231,471)
         Armstrong Common Stock            12,972,047        2,824,550     13,567,354       4,936,531       (1,516,674)
         Fidelity Overseas Fund             1,872,018        1,151,667      1,795,013       1,754,028         (679,366)
         Fidelity OTC Portfolio            22,271,603       11,979,688     23,502,042      29,287,077      (16,076,950)
         Fidelity Asset Manager
         Fund                               7,018,659        6,103,802      6,701,296       7,494,869       (1,708,430)
         Fidelity Asset Manager:
         Income Fund                        2,324,843        2,175,824      2,349,147       2,405,225         (205,097)
         Fidelity Asset Manager:
         Growth Fund                        9,884,670        7,937,297      8,803,204      10,448,524       (3,592,693)
         MAS Trust Mid Cap
         Value Portfolio                    5,116,628        4,073,290      3,411,543       3,933,053       (1,564,848)
         MAS Trust Value
         Portfolio                          1,488,243        1,335,228        640,932         520,260          (32,343)
         Participant loans                  3,245,942        3,245,942      3,827,934       3,827,934               --
                                         ------------     ------------   ------------    ------------     ------------
                                         $289,006,422     $280,156,326   $291,960,031    $361,526,642     $(78,416,707)
                                         ============     ============   ============    ============     ============

         The amounts of realized gain (loss) on investments in securities of the Master Trust for the years ended September 30, 2001 and 2000 are presented below:

                                                            Aggregate            Aggregate            Realized
                             2001                            Proceeds               Cost             Gain (Loss)
                             ----                            --------               ----             -----------
         Spartan US Equity Index Fund                       $11,935,773         $ 7,376,840           $4,558,933
         Fidelity Magellan Fund                              14,268,626          11,960,101            2,308,525
         Fidelity Low-Priced Stock Fund                         522,670             522,638                   32
         Morgan Stanley Global Equity Portfolio                 200,642             229,963              (29,321)
         Armstrong Common Stock                                 557,240           2,185,165           (1,627,925)
         Fidelity Overseas Fund                                 455,406             559,356             (103,950)
         Fidelity OTC Portfolio                               4,489,893           5,714,683           (1,224,790)
         Fidelity Asset Manager Fund                          1,335,063           1,394,997              (59,934)
         Fidelity Asset Manager: Income Fund                    410,352             421,450              (11,098)
         Fidelity Asset Manager: Growth Fund                  1,375,058           1,471,186              (96,128)
         MAS Mid Cap Value Portfolio                            849,208             913,193              (63,985)
         MAS Value Portfolio                                    183,664             182,350                1,314
                                                            -----------         -----------           ----------
                                                            $36,583,595         $32,931,922           $3,651,673
                                                            ===========         ===========           ==========

                   RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

                                                                  Aggregate           Aggregate            Realized
                                2000                               Proceeds              Cost             Gain (Loss)
                                ----                               --------              ----             -----------
         Spartan US Equity Index Fund                              $14,686,180        $ 8,372,340          $ 6,313,840
         Fidelity Magellan Fund                                     16,009,985         10,996,590            5,013,395
         Fidelity Low-Priced Stock Fund                                525,811            571,013              (45,202)
         Morgan Stanley Global Value Equity Portfolio                  466,681            520,227              (53,546)
         Armstrong Common Stock                                      8,467,302          9,141,524             (674,222)
         Fidelity Overseas Fund                                        402,420            363,012               39,408
         Fidelity OTC Portfolio                                      5,414,601          3,785,200            1,629,401
         Fidelity Asset Manager Fund                                 1,099,660          1,032,503               67,157
         Fidelity Asset Manager: Income Fund                           721,606            710,618               10,988
         Fidelity Asset Manager: Growth Fund                         1,804,247          1,605,335              198,912
         MAS Trust Mid Cap Value Portfolio                             662,169            626,808               35,361
         MAS Trust Value Portfolio                                     220,591            279,160              (58,569)
                                                                   -----------        -----------          -----------
                                                                   $50,481,253        $38,004,330          $12,476,923
                                                                   ===========        ===========          ===========

     (b) Stock Ownership Funds
         ---------------------
         According to the terms of the trust agreement between Mellon Bank, N.A. through January 31, 2000 and JPMorgan Chase Bank, formerly Chase Manhattan Bank, ("the Trustee"), beginning February 1, 2000, and Armstrong World Industries, Inc., the Trustee manages a trust fund that has been created under the Plan and has been granted authority to purchase and sell Armstrong common stock as is necessary to administer the Plan in accordance with its terms.

         At September 30, 2001, the investment in Armstrong common stock represents 4,758,667 shares, valued at a quoted market price of $2.73. There are 2,847,117 shares held in the Allocated Armstrong Stock Fund and 1,911,550 shares held in the Unallocated Armstrong Stock Fund. During 2001, aggregate proceeds on sales were $25,479,943, aggregate costs were $33,249,355, and the realized loss was $7,769,412. Losses of $3,038,045 were realized during 2000.

 (4) Armstrong Contributions
     -----------------------
     Armstrong was obligated to make semi-annual contributions in cash or Armstrong stock to the Stock Ownership Funds, on June 15 and December 15 of each year, which when aggregated with all exchange contributions, dividends received by the Trustee on the common stock held by the Trust, and trust earnings, was at least equal to the amount necessary to enable the Trustee to pay currently maturing obligations under the Guaranteed ESOP notes (Note
     6). The contributions from Armstrong on December 15, 1999 and June 15, 2000 included 199,053 and 237,500 shares, respectively, of Armstrong common stock contributed directly to allocated accounts. The December 15, 2000 match was made in cash instead of in Armstrong stock. Beginning in March 2001, Armstrong matches in cash 50% of the first 6% of each employee's before-tax contribution into the Sheltered Account. In 2001 Armstrong also made a non-cash contribution of $39,864,575 by forgiving loans which were due from the ESOP to Armstrong. See Note 6 for further discussion.

(5)  Employee ESOP Contributions and Dividends
     -----------------------------------------
     Employee ESOP contributions made during the year and dividends paid on Allocated Armstrong Stock are initially deposited into the Fidelity Retirement Money Market Portfolio until the next semi-annual allocation date, at which time they are contributed to the ESOP. During the time in the Fidelity Retirement Money Market Portfolio, these funds earn interest. At September 30, 2001 and 2000, the amounts in the Fidelity Retirement Money Market Portfolio to be contributed to the ESOP were $0 and $3,553,389, respectively.

                   RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

(6)  Guaranteed ESOP Notes and Loans Due Plan Sponsor
     ------------------------------------------------
     The shares of Armstrong common stock held in the Plan's Stock Ownership Accounts were purchased from Armstrong from the proceeds of the sale of Guaranteed ESOP notes in a total principal amount of $270,000,000 in 1989. Armstrong guaranteed the payment of principal and interest on the notes. The notes were scheduled to be repaid in semi-annual installments with interest per annum at 8.35% on the Series A Guaranteed Serial ESOP Notes due 1989-2001 and 8.92% on the Series B Guaranteed Serial ESOP notes due 2001-2004. At September 30, 2000, the principal amounts of the Guaranteed ESOP notes for Series A and Series B were $22,115,150 and $120,043,000, respectively. On November 22, 2000, Armstrong failed to repay $50,000,000 in commercial paper that was due. As a result, the Plan's remaining principal balance of $142,158,150 and unpaid interest became immediately payable along with a $15,458,029 interest and tax penalty. As discussed in
     Note 2, Armstrong filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code on December 6, 2000. On December 15, 2000, the Plan failed to make the scheduled principal and interest payment and, in light of Armstrong's Chapter 11 filing, Armstrong was not permitted to comply with its guarantee to pay such amounts. Subsequent to December 15, 2000, no debt service payments have been made and interest on unpaid principal, interest, and penalty accrues at contractual gross-up interest rates, 10.61% for the Series A notes and 11.32% for the Series B notes, plus 2% as stipulated in the ESOP notes. After Armstrong's Chapter 11 filing, such interest amounts are not recorded on Armstrong's financial statements. None of the Plan's assets have been pledged as collateral for the Guaranteed ESOP notes.

     Refinancing loans from Armstrong were used to ensure that the number of shares allocated during a semi-annual allocation period was equal to the sum of participants' exchange, equity and match shares. At September 30, 2000, there were 11 loans outstanding totaling $39,864,575. In July 2001, Armstrong forgave these outstanding loans, resulting in a non-cash employer contribution to the Plan of $39,864,575.

     The sources of cash used to repay the Plan's debt were employee contributions, employer contributions, and dividends on unallocated shares. Currently, there are no employee or employer contributions being made to the ESOP portion of the Plan. In addition, Armstrong has not declared any dividends since July 2000.

 (7) Benefits
     --------
     (a) Retirement Savings Accounts
         ---------------------------
         Under terms of the Plan, a participant (or a beneficiary) is eligible for benefits upon retirement, termination of employment, or death before retirement. Disbursement of the total amount credited to a participant's account is payable (i) in a lump sum or (ii) in the case of retirement, in such other manner as requested by the participant and approved by the Plan Administrator.

         In addition, an active employee may elect to withdraw all or any part of his account attributable to after-tax contributions. Before reaching age 59 1/2, an active employee may withdraw his pretax contributions from the Sheltered Account, provided he can demonstrate financial hardship. Such employee shall be ineligible to make contributions for a 12-month period. An active employee may elect to withdraw all or any portion of his account balance in the Tax-Deductible (MIRA) and Rollover Accounts.

         Under the rules of the Plan, the participant may borrow up to the lessor of 50% of his balance or $50,000. The money borrowed must come from the Sheltered, Rollover, Standard, or Retirement Savings Match Accounts. The amount of the loan is transferred to a Loan Reserve pledged as security for the loan and is evidenced by a promissory note payable to the Plan. Interest rates are determined periodically by the Retirement Committee in accordance with prevailing interest rates. The loans are reflected in the Loan Portfolio investment fund. Loan repayments are made by payroll deductions or in a manner agreed to by the employee and the Plan Administrator.

                   RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

      (b) Stock Ownership Accounts
          ------------------------
          Upon death or any other separation from service from Armstrong, participants are entitled to receive a distribution of their vested account balances. Distributions are in the form of a lump sum cash payment or, upon request, Armstrong common stock.

(8)   Obligation for Benefits
      -----------------------
      All the funds of the Plan are held by investing institutions appointed by Armstrong under a trust agreement or investment contract. Benefits under the Plan are payable only out of these funds. Armstrong has no legal obligation to make any direct payment of benefits accrued under the Plan. Except as may be provided in an investment contract, neither Armstrong nor any investing institution guarantees the funds of the Plan against any loss or depreciation or guarantees the payment of any benefit thereunder. Although Armstrong has not expressed any intent to terminate the Plan, it may do so at any time. In case of termination or partial termination, the total amount in each employee's account will be distributed as the Plan Administrator directs.

(9)   Eligibility
      -----------
      All employees of Armstrong or of any participating affiliated Armstrong are eligible to participate in the Plan except for foreign nationals, leased employees, and those employees in a collective bargaining unit unless the collective bargaining agent for that unit agrees to coverage under the Plan. Eligible participants who leave Armstrong and are later reemployed, can resume participation in the Plan on the date of rehire.

(10)  Diversification
      ---------------
      Effective January 1, 1997, Plan participants who meet certain age and service requirements were granted the ability to diversify specified portions of their ESOP account balances in any combination of the other investment funds available for Retirement Savings Account balances, except for the Fidelity Retirement Money Market Portfolio. As of December 19, 2000, the Plan was amended to allow all participants, regardless of age and vested status, to fully diversify their ESOP accounts.

(11)  Litigation
      ----------
      About 350 former Armstrong employees that were separated in two divestitures in 2000 have brought a purported class action against the Retirement Committee of Armstrong World Industries, Inc., named and unnamed members of the Retirement Committee, and the Plan. The case is pending in the United States District Court (Eastern District of PA). A similar proof of claim has been filed against Armstrong in its Chapter 11 case. Plaintiffs allege breach of Employee Retirement Income Security Act (ERISA) fiduciary duties and other violations of ERISA pertaining to losses in their Plan accounts, which were invested in Armstrong common stock. Losses are alleged to be in the range of several million dollars. Armstrong believes there are strong substantive defenses to the allegations.

(12)  Federal Income Taxes
      --------------------
      By a letter dated April 21, 1998, the Internal Revenue Service has determined and informed Armstrong that the Plan qualifies under the applicable provisions of the Internal Revenue Code and is therefore exempt from federal income taxes. The Plan has been amended since receiving the determination letter. In the opinion of the Plan administrator and the Plan's qualified tax adviser, the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt as of the financial statement date.

                   RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

(13) Master Trust Agreement
     ----------------------
     Effective October 1, 1990, the Plan established a Master Trust Agreement with Fidelity Management Trust Company. Under the Master Trust Agreement, the Plan assets held by Fidelity Management Trust Company are commingled and invested with the assets of the Retirement Savings Plan for Hourly-Paid Employees of Armstrong World Industries, Inc., the Bonus Replacement Retirement Plan of Armstrong World Industries, Inc., the Triangle Pacific Corp. Salaried Employees' Profit Sharing Plan, the Triangle Pacific Corp. Non-union Hourly 401(k) Plan, the Robbins Hardwood Flooring Inc. Employees' Retirement Savings Plan, the Hartco Flooring Co. Bargaining Employees Retirement Savings Plan, and the Hartco Flooring Co. Retirement Savings Plan. Separate accounting for each plan under the Master Trust Agreement is provided by Fidelity Management Trust Company. The Plan has an undivided interest in the assets of this trust, and ownership is represented by proportionate dollar interest. The following summarizes the financial information of the Master Trust at September 30, 2001 and 2000:

                                                     September 30, 2001                   September 30, 2000
                                                  Cost           Fair Value            Cost            Fair Value
                                                  ----           ----------            ----            ----------
    Cash equivalents                            $ 14,645,669      $ 14,645,669        $ 15,477,286      $ 15,477,286
    Armstrong Common Stock                        26,915,537         6,368,209          26,493,157        10,181,553
    Registered investment companies              202,308,085       199,406,910         202,786,119       297,113,053
    Fixed income investment contracts            167,338,355       167,338,355         166,384,012       166,384,012
    Participant loans                              5,692,396         5,692,396           6,140,006         6,140,006
                                                ------------      ------------        ------------      ------------
        Total investments in Master Trust       $416,900,042      $393,451,539        $417,280,580      $495,295,910
                                                ============      ============        ============      ============

    Plan's interest in Master Trust             $289,006,422      $280,156,326        $291,960,031      $361,526,642
    Plan's percentage in Master  Trust                 69.3%             71.2%               70.0%             73.0%

     During 2001 and 2000, the Master Trust's investments (including investments bought, sold, and held during the year) appreciated in value as follows:

                                                               2001                    2000
                                                               ----                    ----
     Net appreciation (depreciation) in Master
     Trust                                                 ($98,225,088)            $ 9,258,013
     Allocated net appreciation (depreciation) in
     Master Trust                                          ($74,765,034)            $12,282,354



     During 2001 and 2000, interest and dividends were as follows:
                                                               2001                    2000
                                                               ----                    ----
     Interest and dividends in Master Trust                 $21,020,196             $32,031,519
     Allocated interest and dividends from
     investment in Master Trust                             $16,079,551             $22,804,637

     All of the above information was certified as complete and accurate by the trustee at September 30, 2001 and 2000 and for the years then ended.

                 THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
         Schedule H, line 4i - Schedule of Assets (Held at End of Year)
                               September 30, 2001

Description of Investment                       Cost                 Fair Value
-------------------------------------------------------------------------------

Unallocated Armstrong Common Stock           $91,276,513             $5,218,532

Allocated Armstrong Common Stock            $121,646,262             $7,772,629

Investments in Master Trust                 $289,006,422           $280,156,326